Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - April 21, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PetroKazakhstan Gas Utilization

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) has received a copy of a press release believed to have been issued earlier today by the press service of the Ministry of Energy, Mines and Mineral Resources (“MEMR”) which reads as follows:

“News from Information Agency KZ-today
April 21, 2005

Astana

RoK MEMR sets six months deadline for the subsurface user to eliminate shortcomings at Tengiz and Korolevskoye fields.

Conditions at oil fields Tengiz and Korolevskoya (TengizShevrOil) and Kumkol (PKKR and TP) have been considered at a scheduled CCD sitting at MEMR - KZ today was informed of it by MEMR press-service.

Based on the materials submitted by the subsurface user CCD underlined significant breaches of oil fields development rules at Tengiz and Korolevskoye. In this connection CCD’s decision sets strict requirements on elimination of these shortcomings and sets a six months deadline for the second consideration of the conditions of the development of these fields.

CCD has also noted that its repeated instructions have not been fulfilled by PetroKazakhstan Kumkol Resources (“PKKR”) and Turgai Petroleum (“TP”). In this connection CCD had to make a decision to set limits on oil and gas production at Kumkol in accordance with the level set by the Committee on Geology and Subsurface Use of MEMR which (level) excludes associated gas flaring.”

The Company, at this time has not received a copy of the decision of the Central Committee on Oil and Gas Field Development (“CCD”) and is unable to fully assess the impact of this decision on the production of PetroKazakhstan Kumkol Resources and Turgai Petroleum.

PetroKazakhstan can at this time make the following comments:

•	Under the provisions of new legislation adopted on 1st December 2004, subsoil users are required to provide for full gas utilization (no flaring) except under extremely limited circumstances.

•	PetroKazakhstan has a plan for full gas utilization on its operated fields by 1st July 2006. This plan is being implemented and has been submitted to the appropriate regulatory bodies.

•
Previous measures undertaken by PetroKazakhstan to reduce gas flaring include the construction of a 55 Megawatt power plant at Kumkol as well as re-injection of associated gas from the Aryskum field. The Company estimates that the production of associated gas from the Kumkol South and South Kumkol fields is currently utilized at approximately 84%.

•	According to official Kazakh statistics, about 20% of the associated gas production of Kazakhstan was flared during the first quarter of 2005.

•	In 2004 - 2005 PetroKazakhstan provided a subsidy of US$ 12 million to assist with the local distribution of gas to the residents of the City of Kyzylorda

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425

The Company is committed to providing timely information to its shareholders and will continue to do so as more information becomes available.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425